UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-7218

REPORT FOR PERIOD

January 1, 2005 to March 31, 2005

PURSUANT TO RULE 24

In the matter of

AEP Utilities, Inc.
AEP Credit, Inc.

1.  AEP Credit, Inc. (AEP Credit) hereby files a balance sheet as of March 31, 2005, statements of income for the three and twelve-month periods ended March 31, 2005 and 2004, and notes to the financial statements as Exhibit 1 attached hereto.

2.  AEP Credit is currently providing low-cost financing for American Electric Power Company’s (AEP’s) electric utility operating companies through the factoring of receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, AEP Credit entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, AEP Credit sells an interest in the receivables it acquires from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,” allowing the receivables to be removed from AEP Credit’s balance sheet. AEP Credit has no ownership interest in the commercial paper conduits and does not consolidate the entities, in accordance with accounting principles generally accepted in the United States of America. At March 31, 2005, AEP Credit had a $600 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from AEP Credit, of which $438 million was outstanding. The sale of receivables agreement was amended and restated on August 25, 2004 and expires on August 24, 2007. On March 31, 2005, the variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 2.74%. On March 31, 2005, AEP Credit had outstanding borrowings from AEP related to funding accounts receivable purchases of $44 million at a rate of 2.92%. On March 31, 2005, the overall composite rate of funding accounts receivable purchases was 2.75%.

Any receivables eligible for sale on AEP Credit’s books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold.

3. AEP Credit hereby files, as Exhibit 2 attached hereto, the earnings coverage for AEP Credit’s indebtedness for the period from January 1, 2005 through March 31, 2005 and AEP Credit’s capital structure at March 31, 2005. AEP Credit hereby files as Exhibit 3 attached hereto the twelve-month average of outstanding accounts receivable during said period as of the end of each month.

4. With respect to affiliated companies, Appalachian Power Company (APCo), Columbus Southern Power Company (CSPCo), Indiana Michigan Power Company (I&M), Kentucky Power Company (KPCo), Kingsport Power Company (KGPCo), Ohio Power Company (OPCo), Public Service Company of Oklahoma (PSO), and Southwestern Electric Power Company (SWEPCo), AEP Credit hereby certifies that the allowed returns on common equity for the period from January 1, 2005 through March 31, 2005 were unchanged in all regulatory jurisdictions from the previous certificate of notification, with the following exception: The Kentucky Public Service Commission in Case No. 2002-01169, allowed a return on common equity of 11% for an environmental surcharge related to costs expended at KPCo's Big Sandy Facility. AEP Credit also hereby files the discount calculation for affiliated companies and the factoring expense savings for affiliated companies as shown in Exhibits 4 and 5, respectively, attached hereto.

5. AEP Credit hereby files as Exhibit 6 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period January 1, 2005 through March 31, 2005.

6. Copy of the audited annual financial statements for the years ended December 31, 2004 and 2003. [Exhibit 7]

7. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of AEP Utilities, Inc. (AEP Utilities) and AEP Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission’s orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21, 1993, December 16, 1994, March 11, 1997 and December 21, 2000, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, AEP Texas Central Company and AEP Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission’s orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

8. Chart of accounts and accounting system procedures of AEP Credit as maintained by American Electric Power Service Corporation (AEPSC). [Exhibit 8]

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, AEP Credit Inc. has duly caused this report to be signed on its behalf on this 13th day of May, 2005.

By : /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation

EXHIBIT INDEX

Exhibit Number	Exhibit	Transmission Method
1	Unaudited balance sheet as of March 31, 2005, unaudited statements of income for the three and twelve-month periods ended March 31, 2005 and 2004 and unaudited notes to the financial statements.	Electronic
2	Earnings coverage for the period from January 1, 2005 through March 31, 2005 and capital structure at March 31, 2005.	Electronic
3	Twelve month "rolling average" as of the end of each month of outstanding accounts receivable of affiliated companies.	Electronic
4	Discount calculation for affiliated companies for the three months ended March 31, 2005.	Electronic
5	Factoring expense savings for the affiliated companies for the three months ended March 31, 2005.	Electronic
6
Any state regulatory commission decision or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period January 1, 2005 through March 31, 2005.
Electronic
7	Copy of the AEP Credit audited annual financial statements for the year ended December 31, 2004.	Electronic
8	Chart of accounts and accounting system procedures for AEP Credit.	Electronic

Exhibit 1

AEP CREDIT, INC.
STATEMENTS OF INCOME
FOR THE PERIODS ENDED MARCH 31, 2005 AND 2004
(in thousands)
(Unaudited)

	Three Months Ended March 31		Twelve Months Ended March 31
	2005	2004	2005	2004
REVENUES
Operating Revenues	$11,188	$11,311	$46,260	$42,311

OPERATING EXPENSES
Interest	278	388	1,437	1,414
Provision for Bad Debts	5,283	7,271	26,930	25,567
Loss on Sale of Accounts Receivable	3,399	1,127	9,751	5,883
Credit Line Fees	564	525	2,236	2,110
General and Administrative	345	154	981	590
TOTAL OPERATING EXPENSES	9,869	9,465	41,335	35,564

OPERATING INCOME	1,319	1,846	4,925	6,747

INCOME TAX EXPENSE (CREDIT)
Current	648	1,051	4,438	(2,713)
Deferred	(179)	(384)	(2,656)	4,765
TOTAL INCOME TAX EXPENSE	469	667	1,782	2,052

NET INCOME	$850	$1,179	$3,143	$4,695

Exhibit 1
(Continued)

AEP CREDIT, INC. BALANCE SHEET AS OF MARCH 31, 2005 (in thousands) (Unaudited)

2005
ASSETS

CURRENT ASSETS
Retained Interest in Accounts Receivable Sold	$91,110
Unsold Accounts Receivable - Affiliated	32,073
Allowance for Uncollectible Accounts Retained	(22,583)
Total Receivables	100,600

TOTAL CURRENT ASSETS	100,600

OTHER ASSETS
Deferred Income Taxes	7,312
Other	936
TOTAL OTHER ASSETS	8,248

TOTAL ASSETS	$108,848

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Short-term Debt - Affiliated	$44,426
Accounts Payable - Affiliated	1,662
Accounts Payable - Nonaffiliated	21,811
Unearned Revenue	1,606
Accrued Tax Liability	938
Other Current Liabilities	258
TOTAL CURRENT LIABILITIES	70,701

DEFERRED CREDITS	11,222

TOTAL LIABILITIES	81,923

STOCKHOLDER’S EQUITY
Common Stock, No Par; 1,000 Shares Authorized
260 Shares Issued and Outstanding as of March 31, 2005	1
Additional Paid-in Capital	26,924
TOTAL STOCKHOLDER’S EQUITY	26,925

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$108,848

Exhibit 1
(Continued)

AEP CREDIT, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

(Unaudited)

1.    GENERAL:

The accompanying unaudited financial statements of AEP Credit, Inc. (the Company) should be read in conjunction with the 2004 audited annual financial statements.  In the opinion of management, these unaudited, interim financial statements reflect all adjustments (consisting of only normal and recurring accruals), which are necessary for a fair presentation of the results of operations for interim periods.

2.     SHORT-TERM DEBT:

The Company is currently providing low-cost financing for American Electric Power Company’s (AEP’s) electric utility operating companies through the factoring of receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, the Company entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, the Company sells an interest in the receivables it acquired from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,” allowing the receivables to be removed from the Company’s balance sheet. The Company has no ownership interest in the commercial paper conduits and does not consolidate the entities in accordance with accounting principles generally accepted in the United States of America.

At March 31, 2005, the Company had a $600 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from the Company, of which $438 million was outstanding. The sale of receivables agreement was amended and restated on August 25, 2004 and expires on August 24, 2007. On March 31, 2005, the variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 2.74%. On March 31, 2005, the Company had outstanding borrowings from AEP related to funding accounts receivable purchases of $44 million at a rate of 2.92%. On March 31, 2005, the overall composite rate of funding accounts receivable purchases was 2.75%.

Any receivables eligible for sale on the Company’s books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold. Additional information related to the sale of receivables is as follows:

$ in Millions
(Unaudited)

Proceeds from Sale of Accounts Receivable during the 3 months ended March 31, 2005	$1,449
Proceeds from Sale of Accounts Receivable during the 12 months ended March 31, 2005	5,444
Accounts Receivable Eligible for Sale and Pledged as Collateral as of March 31, 2005	69
Deferred Revenue from Servicing Accounts Receivable as of March 31, 2005	1
Loss on Sale of Accounts Receivable during the 3 months ended March 31, 2005	3
Loss on Sale of Accounts Receivable during the 12 months ended March 31, 2005	10
Average Variable Discount Rate to the Conduits during the 3 months ended March 31, 2005	2.49%
Average Variable Discount Rate to the Conduits during the 12 months ended March 31, 2005	1.80%

Exhibit 2

AEP CREDIT, INC.
EARNINGS COVERAGE
(in thousands, except ratios)
(Unaudited)

	2005
	January	February	March
Net Income	$248	$514	$89
Income Taxes	143	269	57
Interest Expense/Credit Line Fees	293	241	308

Earnings	$684	$1,024	$454

Interest Expense/Credit Line Fees	$293	$241	$308

Ratio of Earnings To Fixed Charges	2.33	4.24	1.47

CAPITAL STRUCTURE
MARCH 31, 2005
(in thousands)
(Unaudited)

Short-Term Debt (Nonaffiliated)	$-	0%
Intercompany Loan (Short-term Debt - Affiliated)	44,426	62%
Common Equity	26,925	38%

Total	$71,351	100%

CAPITAL STRUCTURE ADJUSTED FOR
ACCOUNTS RECEIVABLE SOLD TO BANKS
MARCH 31, 2005
(in thousands)
(Unaudited)

Accounts Receivable Sold to Banks	$437,941	86%
Intercompany Loan (Short-term Debt - Affiliated)	44,426	9%
Common Equity	26,925	5%

Total	$509,292	100%

Exhibit 3

AEP CREDIT, INC.
AVERAGE TWELVE-MONTH "ROLLING" ACCOUNTS RECEIVABLE BALANCES
(in thousands)
(Unaudited)

	Twelve Months Ended January 31, 2005	Twelve Months Ended February 28, 2005	Twelve Months Ended March 31, 2005
AFFILIATES
APCo	$57,917	$57,814	$57,655
CSPCo	100,578	100,681	100,800
I&M	97,889	97,718	97,493
KPCo	29,264	29,488	29,664
KGPCo	7,654	7,609	7,543
OPCo	107,049	107,367	107,795
PSO	116,116	116,476	116,922
SWEPCo	75,820	76,523	77,438

Total Affiliates:	$592,287	$593,676	$595,310

Exhibit 4

APPALACHIAN POWER COMPANY
DISCOUNT CALCULATION
THREE MONTHS ENDED MARCH 31, 2005
(Unaudited)

Discount Calculation
Weighted Cost of Capital (Annualized)	0.032449
Average Days Outstanding	25.63

Weighted Cost of Capital (Average Days Outstanding)	0.002310
Collection Experience Factor	0.003260
Agency Fee Rate	0.020000

Total Discount Factor	0.025570

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	2.4947%
RETAIL ROCE (RETURN ON COMMON EQUITY)	10.8500%
TAX RATE	38.0000%
DEBT RATIO	95.0000%
EQUITY RATIO	5.0000%

Exhibit 4
(Continued)

COLUMBUS SOUTHERN POWER COMPANY
DISCOUNT CALCULATION
THREE MONTHS ENDED MARCH 31, 2005
(Unaudited)

Discount Calculation
Weighted Cost of Capital (Annualized)	0.033748
Average Days Outstanding	33.98

Weighted Cost of Capital (Average Days Outstanding)	0.003186
Collection Experience Factor	0.002601
Agency Fee Rate	0.020000

Total Discount Factor	0.025787

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	2.4947%
RETAIL ROCE (RETURN ON COMMON EQUITY)	12.4600%
TAX RATE	38.0000%
DEBT RATIO	95.0000%
EQUITY RATIO	5.0000%

Exhibit 4
(Continued)

INDIANA MICHIGAN POWER COMPANY
DISCOUNT CALCULATION
THREE MONTHS ENDED MARCH 31, 2005
(Unaudited)

	Discount Calculation Indiana	Discount Calculation Michigan
Weighted Cost of Capital (Annualized)	0.033377	0.034183
Average Days Outstanding	30.93	35.74

Weighted Cost of Capital (Average Days Outstanding)	0.002868	0.003394
Collection Experience Factor	0.002542	0.002942
Agency Fee Rate	0.020000	0.020000

Total Discount Factor	0.025410	0.026336

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	2.4947%	2.4947%
RETAIL ROCE (RETURN ON COMMON EQUITY)	12.0000%	13.0000%
TAX RATE	38.0000%	38.0000%
DEBT RATIO	95.0000%	95.0000%
EQUITY RATIO	5.0000%	5.0000%

  Exhibit 4
(Continued)

KENTUCKY POWER COMPANY
DISCOUNT CALCULATION
THREE MONTHS ENDED MARCH 31, 2005
(Unaudited)

Discount Calculation
Weighted Cost of Capital (Annualized)	0.032570
Average Days Outstanding	31.45

Weighted Cost of Capital (Average Days Outstanding)	0.002845
Collection Experience Factor	0.004704
Agency Fee Rate	0.020000

Total Discount Factor	0.027549

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	2.4947%
RETAIL ROCE (RETURN ON COMMON EQUITY)	11.0000%
TAX RATE	38.0000%
DEBT RATIO	95.0000%
EQUITY RATIO	5.0000%

Exhibit 4
(Continued)

KINGSPORT POWER COMPANY
DISCOUNT CALCULATION
THREE MONTHS ENDED MARCH 31, 2005
(Unaudited)

Discount Calculation
Weighted Cost of Capital (Annualized)	0.033377
Average Days Outstanding	29.68

Weighted Cost of Capital (Average Days Outstanding)	0.002752
Collection Experience Factor	0.006155
Agency Fee Rate	0.020000

Total Discount Factor	0.028907

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	2.4947%
RETAIL ROCE (RETURN ON COMMON EQUITY)	12.0000%
TAX RATE	38.0000%
DEBT RATIO	95.0000%
EQUITY RATIO	5.0000%

Exhibit 4
(Continued)

OHIO POWER COMPANY
DISCOUNT CALCULATION
THREE MONTHS ENDED MARCH 31, 2005
(Unaudited)

Discount Calculation
Weighted Cost of Capital (Annualized)	0.034030
Average Days Outstanding	30.87

Weighted Cost of Capital (Average Days Outstanding)	0.002918
Collection Experience Factor	0.000528
Agency Fee Rate	0.020000

Total Discount Factor	0.023446

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	2.4947%
RETAIL ROCE (RETURN ON COMMON EQUITY)	12.8100%
TAX RATE	38.0000%
DEBT RATIO	95.0000%
EQUITY RATIO	5.0000%

Exhibit 4
(Continued)

PUBLIC SERVICE COMPANY OF OKLAHOMA
DISCOUNT CALCULATION
THREE MONTHS ENDED MARCH 31, 2005
(Unaudited)

Discount Calculation
Weighted Cost of Capital (Annualized)	0.032570
Average Days Outstanding	39.25

Weighted Cost of Capital (Average Days Outstanding)	0.003551
Collection Experience Factor	0.005148
Agency Fee Rate	0.020000

Total Discount Factor	0.028699

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	2.4947%
RETAIL ROCE (RETURN ON COMMON EQUITY)	11.0000%
TAX RATE	38.0000%
DEBT RATIO	95.0000%
EQUITY RATIO	5.0000%

Exhibit 4
(Continued)

SOUTHWESTERN ELECTRIC POWER COMPANY
DISCOUNT CALCULATION
THREE MONTHS ENDED MARCH 31, 2005
(Unaudited)

	Discount Calculation Arkansas	Discount Calculation Louisiana	Discount Calculation Texas
Weighted Cost of Capital (Annualized)	0.032369	0.032651	0.036361
Average Days Outstanding	31.43	36.25	26.65

Weighted Cost of Capital (Average Days Outstanding)	0.002826	0.003288	0.002692
Collection Experience Factor	0.004344	0.004379	0.004537
Agency Fee Rate	0.020000	0.020000	0.020000

Total Discount Factor	0.027170	0.027667	0.027229

ASSUMPTIONS
INTEREST RATE AND PURCHASE DISCOUNT	2.4947%	2.4947%	2.4947%
RETAIL ROCE (RETURN ON COMMON EQUITY)	10.7500%	11.1000%	15.7000%
TAX RATE	38.0000%	38.0000%	38.0000%
DEBT RATIO	95.0000%	95.0000%	95.0000%
EQUITY RATIO	5.0000%	5.0000%	5.0000%

Exhibit 5

AEP CREDIT, INC.
AFFILIATED COMPANIES
FACTORING EXPENSE SAVINGS
THREE MONTHS ENDED MARCH 31, 2005
(in thousands)
(Unaudited)

	20% EQUITY	5% EQUITY	SAVINGS
AFFILIATES
APCo	$854	$511	$341
CSPCo	1,485	844	641
I&M	1,441	827	616
KPCo	468	278	190
KGPCo	115	66	49
OPCo	1,765	992	773
PSO	1,507	896	611
SWEPCo	1,101	617	484

Total Affiliates:	$8,736	$5,031	$3,705

Exhibit 6

State regulatory commission decisions or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period January 1, 2005 through March 31, 2005:

None

Exhibit 7

AEP Credit, Inc.

2004 Annual Report

Financial Statements Together with Independent Auditors’ Report

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of AEP Credit, Inc.:

We have audited the accompanying balance sheets of AEP Credit, Inc. as of December 31, 2004 and 2003 and the related statements of income, stockholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AEP Credit, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Columbus, Ohio
March 31, 2005

AEP CREDIT, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2004 and 2003
(in thousands)

	2004	2003

REVENUES
Operating Revenues	$46,383	$41,647

OPERATING EXPENSES
Interest	1,547	1,280
Provision for Bad Debts	28,918	24,787
Loss on Sale of Accounts Receivable	7,480	6,665
Credit Line Fees	2,198	1,900
General and Administrative	789	582
TOTAL OPERATING EXPENSES	40,932	35,214

OPERATING INCOME	5,451	6,433

OTHER INCOME
Interest Income	-	1

INCOME TAX EXPENSE (CREDIT)
Current	4,841	(3,042)
Deferred	(2,861)	5,120
TOTAL INCOME TAX EXPENSE	1,980	2,078

NET INCOME	$3,471	$4,356

The accompanying notes to financial statements are an integral part of these statements.

AEP CREDIT, INC.
BALANCE SHEETS
December 31, 2004 and 2003
(in thousands)

	2004	2003
ASSETS

CURRENT ASSETS
Retained Interest in Accounts Receivable Sold	$102,383	$136,913
Unsold Accounts Receivable - Affiliated	38,707	32,102
Allowance for Uncollectible Accounts Retained	(22,282)	(13,167)
Total Receivables	118,808	155,848
Accrued Tax Benefit	-	980
TOTAL CURRENT ASSETS	118,808	156,828

OTHER ASSETS
Deferred Income Taxes	7,133	4,272
Other	1,012	358
TOTAL OTHER ASSETS	8,145	4,630

TOTAL ASSETS	$126,953	$161,458

LIABILITIES

CURRENT LIABILITIES
Short-term Debt - Affiliated	$57,458	$102,207
Accounts Payable - Affiliated	2,020	1,561
Accounts Payable - Nonaffiliated	21,254	17,605
Unearned Revenue	1,597	1,574
Accrued Tax Liability	4,965	-
Other Current Liabilities	442	387
TOTAL CURRENT LIABILITIES	87,736	123,334

DEFERRED CREDITS	11,523	11,081

STOCKHOLDER’S EQUITY
Common Stock, No Par; 1,000 Shares Authorized;
273 and 298 Shares Issued and Outstanding as of
December 31, 2004 and 2003, Respectively	1	1
Additional Paid-in Capital	27,693	27,042
TOTAL STOCKHOLDER’S EQUITY	27,694	27,043

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$126,953	$161,458

The accompanying notes to financial statements are an integral part of these statements.

AEP CREDIT, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003
(in thousands)

	2004	2003
OPERATING ACTIVITIES
Net Income	$3,471	$4,356
Adjustments to Reconcile Net Income to Net Cash Flows From (Used For) Operating Activities:
Loss on Sale of Accounts Receivable	7,480	6,665
Deferred Income Taxes	(2,861)	5,120
Changes in Assets and Liabilities:
Accounts Receivable	29,560	(51,549)
Deferred Credits	442	(549)
Accounts Payable - Affiliated	459	(1,978)
Accounts Payable - Nonaffiliated	3,649	(11,553)
Taxes Accrued/Tax Benefit	5,945	(4,284)
Unearned Revenue	23	(138)
Other Assets	(654)	(358)
Other Liabilities	55	23
Net Cash Flows From (Used For) Operating Activities	47,569	(54,245)

FINANCING ACTIVITIES
Capital Contribution	221,344	53,286
Return of Capital	(220,693)	(54,470)
Change in Short-term Debt	(44,749)	59,785
Payment of Dividends	(3,471)	(4,356)
Net Cash Flows From (Used For) Financing Activities	(47,569)	54,245

Net Change in Cash and Cash Equivalents	-	-
Cash and Cash Equivalents at Beginning of Period	-	-
Cash and Cash Equivalents at End of Period	$-	$-

SUPPLEMENTAL DISCLOSURE:
Cash paid (received) for interest net of capitalized amounts was $1,545,000 and $1,277,000 and for income taxes was $(974,000) and $1,300,000 in 2004 and 2003, respectively.

The accompanying notes to financial statements are an integral part of these statements.

AEP CREDIT, INC.
STATEMENTS OF STOCKHOLDER’S EQUITY
For the Years Ended December 31, 2004 and 2003
(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
DECEMBER 31, 2002	$1	$28,226	$-	$28,227
Net Return of Capital	-	(1,184)	-	(1,184)
Net Income	-	-	4,356	4,356
Common Stock Dividends	-	-	(4,356)	(4,356)
DECEMBER 31, 2003	$1	$27,042	$-	$27,043
Additional Paid-in Capital	-	651	-	651
Net Income	-	-	3,471	3,471
Common Stock Dividends	-	-	(3,471)	(3,471)
DECEMBER 31, 2004	$1	$27,693	$-	$27,694

The accompany notes to financial statements are an integral part of these statements.

AEP CREDIT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

AEP Credit, Inc. (AEP Credit or the Company) is a wholly owned subsidiary of AEP Utilities Inc., formerly known as Central and South West Corporation (CSW), and an indirect subsidiary of American Electric Power Company, Inc. (AEP or Parent Company) and was originally formed to purchase without recourse, accounts receivable from affiliated domestic electric utilities to reduce working capital requirements. In addition, because the Company’s capital structure is more leveraged than that of the affiliated domestic electric utilities, AEP’s overall cost of capital is lower. Subsequent to its formation, the Company purchased, without recourse, accounts receivable from certain non-affiliated utility companies. In January 2002, the Company ceased purchasing accounts receivable from non-affiliated electric utilities. Significant accounting policies are summarized below:

Revenue Recognition

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price after providing for an allowance for doubtful accounts and deferred agency fee revenue.

Allowance for Uncollectible Accounts Retained

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectible.

Retained Interest in Accounts Receivable Sold

AEP Credit maintains a retained interest in the accounts receivable sold. This interest is then pledged as collateral for the collection of the receivables sold.

At the end of each weekly collection period, the aggregate cash collections from accounts receivable are allocated first to pay the commercial paper conduits and banks for receivables previously sold to third parties. If the amount of cash required to make the above payments exceeds the amount collected during the period, the shortfall is paid by AEP Credit. If the cash collected during the period exceeds the amount necessary for the above payments, the excess is credited against the retained interest in accounts receivable sold. AEP Credit’s retained interest represents the amount of cash it expects to receive on receivables previously sold less an allowance for anticipated uncollectible accounts.

At December 31, 2004 and 2003, the fair value of the retained interest is recorded at fair value based upon the value of the underlying accounts receivable.

Federal Income Taxes

The Company joins in the filing of a consolidated federal income tax return with their affiliated companies in the American Electric Power System, an integrated electric utility system, owned and operated by AEP’s electric utility subsidiaries, (AEP System). The allocation of the AEP System’s current consolidated federal income tax to the System companies is in accordance with Securities and Exchange Commission (SEC) rules under the Public Utility Holding Company Act of 1935. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System Parent Company is allocated to its subsidiaries with taxable income. With the exception of the loss of the Parent Company, the method of allocation approximates a separate return result for each company in the consolidated group. Federal income tax expense resulted in an effective rate of 36% for 2004 and 32% for 2003.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The Company also recognizes the tax benefit of operating losses allocated by the Parent Company to AEP Credit. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off.

Related Party Transactions

American Electric Power Service Corporation (AEPSC), a wholly owned subsidiary of AEP, provides administrative services to the Company and is reimbursed for the cost of such services. These services were provided at a cost of $543,000 in 2004 and $439,000 in 2003.

Fair Value of Accounts Receivable and Short-term Debt

The fair value of accounts receivable and short-term debt approximates the carrying amount as stated on the balance sheets because of the short maturity of those instruments.

Deferred Credits

Deferred Credits represent the amount of agency fees held, which may be payable to the sellers within the next year, as collections are received.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses reported in the accompanying financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

2. REGULATION

The Company is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of AEP subsidiary companies' accounts receivable.

3. SALE OF RECEIVABLES

AEP Credit has a sale of receivables agreement with banks and commercial paper conduits. Under the sale of receivables agreement, AEP Credit sells an interest in the receivables it acquires to the commercial paper conduits and banks and receives cash. This transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, “Accounting for transfers and servicing of financial assets and extinguishment of liabilities”, allowing the receivables to be taken off of AEP Credit’s balance sheet and allowing AEP Credit to repay any debt obligations. AEP Credit has no ownership interest in the commercial paper conduits and does not consolidate these entities in accordance with GAAP. AEP Credit continues to service the receivables. This off-balance sheet transaction was entered into to allow AEP Credit to repay its outstanding debt obligations, continue to purchase the AEP operating companies’ receivables, and accelerate its cash collections.

During 2004, AEP Credit renewed its sale of receivables agreement which had expired on August 25, 2004. As a result of the renewal, AEP Credit’s sale of receivables agreement will now expire on August 24, 2007. The sale of receivables agreement provides commitments of $600 million to purchase receivables from AEP Credit. At December 31, 2004 $435 million of commitments to purchase accounts receivable were outstanding under the receivables agreement. All receivables sold represent affiliate receivables. AEP Credit maintains a retained interest in the receivables sold and this interest is pledged as collateral for the collection of receivables sold. The fair value of the retained interest is based on book value due to the short-term nature of the accounts receivables less an allowance for anticipated uncollectible accounts.

Comparative accounts receivable information for AEP Credit:

	Year Ended December 31,
	2004	2003
	(in millions)
Proceeds from Sale of Accounts Receivable	$5,163	$5,221
Accounts Receivable Retained Interest Less Uncollectible Accounts and Amounts Pledged as Collateral	80	124
Deferred Revenue from Servicing Accounts Receivable	1	1
Loss on Sale of Accounts Receivable	7	7
Average Variable Discount Rate	1.50%	1.33%
Retained Interest if 10% Adverse Change in Uncollectible Accounts	78	122
Retained Interest if 20% Adverse Change in Uncollectible Accounts	76	121

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Additional accounts receivable information for AEP Credit:

	Face Value Year Ended December 31,
	2004	2003
	(in millions)
Retained Interest in Accounts Receivable Sold	$102	$137
Accrued Unbilled Revenues Retained	39	32
Allowance for Uncollectible Accounts Retained	(22)	(13)
Total Net Balance Sheet Accounts Receivable	119	156

Customer Accounts Receivable Securitized (Affiliate)	435	385
Total Accounts Receivable Managed	$554	$541

Net Uncollectible Accounts Written Off	$20	$29

Exhibit 8

AEP CREDIT, INC.
CHART OF ACCOUNTS
Standard Accounts - Quick Reference
BALANCE SHEET ACCOUNTS (1310-2370)

Description	Account Number
Assets
Cash	1310.XXX
Cash	1310.000
Temporary Cash Investments	1360.XXX
Temporary Investments	1360.000
Customer Accounts Receivable	1420.XXX
Residual A/R Affiliated	1420.036
Contra A/R Affiliated	1420.037
Other Accounts Receivable	1430.XXX
Residual A/R Non-Affiliated	1430.059
Contra A/R Non-Affiliated	1430.060
Accumulated Provision for Uncollectible Accounts - Cr	1440.XXX
Uncollectible Accounts-Other Receivables	1440.002
Accounts Receivable from Associated Companies	1460.XXX
A/R - Associated Co - InterUnit G/L	1460.001
A/R - Associated Co - InterUnit A/P	1460.009
Factored A/R - Billed	1460.022
Factored A/R - Unbilled	1460.023
Prepayments	1650.XXX
Prepaid Insurance	1650.001
Other Prepayments	1650.006

Liabilities
Common Stock Issued	2010.XXX
Common Stock Issued-Affiliated	2010.000
Donations Received from Stockholders	2080.XXX
Donations Received from Stockholders	2080.000
Unappropriated Retained Earnings	2160.XXX
Unappropriated Retained Earnings-Unrestricted	2160.001
Notes Payable	2310.XXX
Notes	2310.001
Accounts Payable	2320.XXX
AEP CREDIT Payable to Banks	2320.065
Notes Payable to Associated Companies	2330.XXX
Corp Borrow Program (NP-Assoc)	2330.000
Accounts Payable to Associated Companies	2340.XXX
A/P Associated Co - InterUnit G/L	2340.001
A/P Associated Co - Intercompany	2340.027
Factored-A/R Charge-Off Limit Fee	2340.028
A/P Associated Co - AEPSC Bills	2340.029
A/P Associated Co - InterUnit A/P	2340.030
Taxes Accrued	2360.XXX
Federal Income Tax	2360.001
State Income Taxes	2360.002
State Franchise Taxes	2360.012
Interest Accrued	2370.XXX
Interest Accrued-Lines of Credit	2370.008

Exhibit 8
(Continued)

AEP CREDIT, INC.
CHART OF ACCOUNTS
Standard Accounts - Quick Reference
INCOME STATEMENT ACCOUNTS (4190-9302)

Description	Account Number
Revenues
Interest and Dividend Income	4190.XXX
Interest Income	4190.002
Miscellaneous Service Revenues	4510.XXX
Misc Service Rev -Revenue Recognition-Assoc	4510.013
Misc Service Rev - Bad Debt - Assoc	4510.015
Misc Service Rev - Agency Fee - Assoc	4510.016
Misc Service Rev - Carrying Cost-Assoc	4510.017
Misc Service Rev-Credit Line Fee - Assoc	4510.018
Misc Service Rev-Rev Recognition-NonAssoc	4510.020
Misc Service Rev - Bad Debt - NonAssoc	4510.022
Misc Service Rev - Agency Fee - NonAssoc	4510.023
Misc Service Rev - Carrying Cost - NonAssoc	4510.024
Misc Service Rev - Credit Line Fee - NonAssoc	4510.025

Expenses
Taxes Other than Income Taxes - Other Income and Deductions	4082.XXX
State Franchise Taxes	4082.008
Income Taxes - Utility Operating Income	4091.XXX
Income Taxes, UOI - Federal	4091.001
Income Taxes - Other Income and Deductions	4092.XXX
Inc Tax, Other Inc and Ded - State	4092.002
Provision for Deferred Income Taxes - Utility Operating Income	4101.XXX
Prov Def I/T Util Op Inc-Fed	4101.001
Interest on Debt to Associated Companies	4300.XXX
Interest to Assoc Co - Money Pool	4300.003
Other Interest Expense	4310.XXX
Lines of Credit	4310.007
Uncollectible Accounts	9040.XXX
Uncollectible Accounts	9040.000
Office Supplies and Expenses	9210.XXX
Off Supplies and Expenses - NonAssoc	9210.001
Outside Services Employed	9230.XXX
Outside Services Employed - NonAssoc	9230.001
AEPSC Billed to Client Co	9230.003
Miscellaneous General Expenses	9302.XXX
Miscellaneous General Expense	9302.000
Corporate and Fiscal Expenses	9302.003
Loss on Sale of A/R	9302.015

Exhibit 8
(Continued)

AEP CREDIT, INC.

ACCOUNTING SYSTEM PROCEDURES

INTRODUCTION

AEP Credit, Inc. (AEP Credit), a wholly owned subsidiary of AEP Utilities, Inc. and an indirect subsidiary of AEP was formed for the purpose of providing a low-cost financing source for utilities through factoring utility accounts receivable (receivables). AEP Credit purchases receivables at a discount enabling its customers to collect their money the same day they deliver its utility service.

Each company selling (factoring) its receivables to AEP Credit has executed a “Purchase Agreement” and an “Agency Agreement” which outlines how the basic transactions take place. The Purchase Agreement and Agency Agreement may be terminated by either party upon 30 days written notice to the other party.

AEP Credit’s affiliated customers are Appalachian Power Company (APCo), Columbus Southern Power Company (CSPCo), Indiana Michigan Power Company (I&M), Ohio Power Company (OPCo), Kentucky Power Company (KPCo), Kingsport Power Company (KGPCo), Public Service Company of Oklahoma (PSO), and Southwestern Electric Power Company (SWEPCo). The customers are individually known as “Seller” and collectively known as “Sellers.”

AEP Credit is authorized to purchase, without recourse, certain receivables arising from the sale and delivery of electricity, gas and other related services in the Seller’s ordinary course of business. The price AEP Credit pays the Seller for the receivables is the dollar amount of receivables less a discount (purchase price). The determination of the discount is based upon AEP Credit’s cost of financing, the Seller’s collection experience and an agency fee.

The Seller has agreed through the Agency Agreement to service, administer and collect such receivables on behalf of AEP Credit. As long as the Seller acts as the agent, AEP Credit agrees to pay the Seller an agent collection fee. Payment of the agent collection fee shall be made simultaneously with collections, by deducting the fee from funds owed to AEP Credit for receivables collected.

The data received from the Seller must be accurate and timely received. Any delays or inaccurate information affects the cash exchanged between the Seller and AEP Credit; therefore, it is critical to AEP Credit’s operation that the Seller provide accurate and timely information. The Seller has also agreed to maintain individual customer records that support the factored receivables and the collection of those receivables. These records are available to AEP Credit for examination and analysis.

The following procedures outline the transactions that take place and the accounting for these transactions. The detailed sections describe procedures for AEP Credit as performed by American Electric Power Service Corporation (AEPSC), AEPSC Treasury-Short-Term Funding (AEPSC Short-Term Funding), Accounting, AEPSC Regulatory Reporting and the Sellers. As required by Securities Exchange Commission (SEC) Order, AEP Credit utilizes the excess capacity of AEPSC employees to handle its operations.

INITIAL TRANSACTION

The initial transaction between AEP Credit and the Seller is based on the receivables and allowance for bad debts recorded on the Seller’s books at an agreed upon date. The amount of receivables purchased by AEP Credit is determined by applying the carrying cost portion and agency fee portion of the discount rate factor to the balance of receivables less the balance of the allowance for bad debts. AEP Credit will remit the net transaction amount to the Seller on the initial transaction date by wire transfer. AEP Credit records on its books the amount of gross receivables and the allowance for bad debts.

DAILY TRANSACTIONS

Information Received From Sellers

Automated Billings

These are the amounts of gross receivables billed by the Seller each day. This information is provided by state jurisdiction and further broken down by retail and wholesale designation. The information is provided the morning after the actual billing date. The discounts and purchase price are calculated and verified with the Seller.

Automated Collections

These amounts include all collections of receivables and billing adjustments that change the amounts due from customers. This information is provided by state jurisdiction and further broken down by retail and wholesale designation. The information is provided the morning after the collections are processed. The collections are subtracted from the purchase price to determine the net cash transaction for the day and the balance of purchased receivables.

Unbilled Revenues & Estimated Billings Sold

Unbilled revenues represent receivables created by the delivery of electricity to customers which the customer is legally obligated to pay, and is recorded on the customer’s meter but has not yet been billed by the Seller. AEP Credit purchases both billed and unbilled receivables as stipulated in the Purchase Agreement.

AEP Credit’s approach to purchasing unbilled revenues is to purchase on a daily basis a portion of all billing cycles for an upcoming month. When the actual cycle billing occurs, an adjustment is made to that day’s transaction for the difference between the amount previously purchased for that cycle and the actual billing. Estimates of unbilled revenues are based upon the Seller’s projected billings and historical cycle billings adjusted for any known changes.

Manual Adjustments

Manual adjustments are periodically necessary to correct previous transactions. These adjustments are timely reported to AEP Credit. These amounts are included with the items discussed above in the determination of the purchase price and the net cash transaction for the current day’s transaction.

Daily Procedures Performed by AEPSC Short-Term Funding

Determination of Face Amount Purchased

The dollar amount of receivables purchased by AEP Credit from the Seller is known as the “face amount purchased.” The face amount purchased consists of the Seller’s daily cycle billings plus daily unbilled revenues minus unbilled revenues previously purchased for the current day’s billing cycle.

Determination of Discount Rate

The purchase price AEP Credit pays to the Seller is the face amount purchased, reduced by the discount rate. The discount taken compensates AEP Credit for costs associated with financing and recovering receivables purchased without recourse. Three components determine the discount rate:

•	carrying cost component

•	collection experience component

•	agency fee component

Each of these components is described below.

Carrying Cost Component

The carrying cost component compensates AEP Credit for its cost of carrying the receivables it purchases. For purposes of calculating this portion of the discount, AEP Credit assumes certain debt and equity ratios for each Seller, currently as follows:

Seller	Debt	Equity
Affiliated Companies	95%	5%

The calculation of this component consists of three factors:

•	Debt factor — Compensates AEP Credit for its interest cost in obtaining funding from external sources. The calculation consists of multiplying the daily interest cost incurred by AEP Credit by the appropriate debt ratios.

•	Equity factor — Provides a return to AEP Credit for the equity that is provided by AEP Utilities, Inc. The calculation consists of multiplying the allowed return on equity by the appropriate equity ratios and then dividing by the tax effect (1 — tax rate) to allow for income taxes. The return on equity that the SEC allows for the purchase of retail receivables is based on the allowed equity returns of the Seller as approved by its respective state commission. For affiliated wholesale receivables, the SEC allows AEP Credit a return on equity equal to the weighted average retail returns on equity for the affiliate companies.

•	Average days outstanding factor — Average days outstanding are computed for each state jurisdiction and further broken down by retail and wholesale designation. The average days outstanding is calculated and reset monthly on the fifth business day by dividing the average daily balance of outstanding receivables by average receivables purchased per day, based on the previous month’s transactions.

The carrying cost component is determined by adding the debt factor and the equity factor to determine the overall annual carrying cost charge. This annual carrying cost charge is divided by 360 to get a daily rate which is then multiplied by the average days outstanding factor to determine the carrying cost component.

Collection Experience Component

The collection experience component compensates AEP Credit for uncollectible receivables and is calculated and reset monthly on the fifth business day. The component is calculated by dividing the net amount of receivables charged-off over the last 12 months by the amount of receivables purchased for the same time period. The net amount of receivables charged-off is the dollar amount charged-off as uncollectible less any recoveries previously charged-off plus an excess of 90-day past due receivables (90-day surcharge). The 90-day surcharge penalizes the Seller’s failure to charge-off a receivable by adding excessive aged accounts to the collection experience factoring rate.

Agency Fee Component

The agency fee component provides AEP Credit with additional protection from excessive charge-offs. At the time receivables are purchased, 2% of the face amount purchased is withheld from the Seller until collection. Upon collection of the receivables, AEP Credit returns the 2% held back to the Seller. If the Seller’s net charge-offs become excessive, the portion of the net monthly charge-off that exceeds the charge-off limit will be withheld for 12 months. The charge-off limit is 1% of the sum of the last 12 months’ collections divided by 12.

Daily Transactions Summary

The face amount purchased from the Seller is multiplied by the discount rate to get the discount amount. The total discount amount is subtracted from the total face amount purchased resulting in the price AEP Credit pays the Seller for the receivables. The amount collected from the customers is subtracted from the purchase price to get the net cash transaction for the day.

The amount billed, purchase price, amount collected and net cash transactions are confirmed with the Seller. The net cash transactions are then authorized to be wire transferred between the bank accounts of the Seller and AEP Credit. Cash transactions are netted to avoid multiple daily wires between AEP Credit and the Seller.

OTHER TRANSACTIONS

Determination of Carrying Cost Variance Payment

On the fifth business day of each month, the charges assessed the Seller are adjusted through the Carrying Cost Variance Payment. At month-end AEP Credit calculates the carrying cost revenue that is recognized for the current month and compares it to the incurred service fee. The service fee is calculated by multiplying the daily outstanding receivables balances by the daily financing rate incurred by AEP Credit.

If the carrying cost revenue recognized is greater than the service fee, AEP Credit owes the Seller the excess carrying cost revenue collected. If the carrying cost revenue recognized is less than the service fee, the Seller owes AEP Credit additional carrying cost revenue. This transaction takes place on the fifth business day of each month along with the change to the average days outstanding factor and the collection experience component.

MONTHLY ACCOUNTING

Monthly accounting for AEP Credit is done by AEPSC Accounting. Accounting is based on information received primarily from AEPSC Short-Term Funding.

Information From AEPSC Short-Term Funding

Monthly Summary of Daily Factoring Transactions

These summaries include daily gross receivables purchased, the purchase price, discounts, collections and the daily receivables balance for each Seller by state jurisdiction and further broken down by retail and wholesale designation. Also included are cash transactions.

Allocation Factors

AEPSC Short-Term Funding also calculates allocation factors based on average receivables balances for each Seller during the month by state jurisdiction and further broken down by retail and wholesale designation as a percentage of the total of all balances held by AEP Credit. Allocation factors are used to allocate interest expense, interest income, legal fees and other transactions not allocable to a specific Seller.

Unearned Revenues

The discount factor applied to receivables includes a carrying cost for an assumed number of days until collection (average days outstanding). A part of the carrying cost associated with receivables factored toward month-end will not be actually incurred by AEP Credit until the following month. This creates a mismatch between current month carrying cost revenues and carrying cost expenses. Therefore, AEP Credit defers a portion of the carrying cost discount as unearned discount revenues.

The calculation of unearned discount revenues is done at the end of the month by AEPSC Short-Term Funding for each Seller and provided to AEPSC Accounting. This information is also provided to the Seller, which recognizes the amount as prepaid factoring costs.

Bad Debt Write-offs and Collections

Pursuant to the Agency Agreement, the Seller uses its best efforts in processing and collecting factored receivables as an agent for AEP Credit. The Seller is empowered, as necessary, to employ collection agencies or other third parties to collect delinquent receivables.

Each month, the Seller recommends to AEP Credit the amount of retail and wholesale receivables by state jurisdiction to be written-off as uncollectible. Also, each month any amounts collected on accounts previously written-off are reported by the Seller. The amount recovered is netted against the gross write-offs for the month when determining the collection experience component and when booking bad debts.

Explanation of any Manual Adjustments

At the end of the month, AEPSC Short-Term Funding provides AEPSC Accounting with copies of all pertinent information explaining any unusual manual adjustments made during the month.

Summary of Cash Transactions

These summaries include all daily cash receipts and disbursements along with daily balances that have been verified to the bank balances. These summaries provide additional information on actual cash receipts and disbursements for the preparation of any necessary journals.

Interest and Other Accruals

AEPSC Short-Term Funding calculates and provides to AEPSC Accounting the amount of interest expense, credit line fees, prepaid interest, interest income and any other costs associated with short-term borrowings and investments to be recorded during the month.

Capitalization Balances

Daily balances of short-term borrowings and AEP Utilities, Inc. equity are maintained by AEPSC Short-Term Funding. This information is used to ensure that stipulated equity requirements are being met and all related equity transactions are properly recorded on the accounting records.

Miscellaneous Cash Items

AEPSC Short-Term Funding provides details on any change in cash procedures that affect transactions that should be reflected in the monthly financial statements.

Information From Other Sources

Although most of the information needed monthly by AEPSC Accounting is provided by AEPSC Short-Term Funding, some information is obtained from other sources as necessary. Two primary examples are the service billings from AEPSC provided by AEPSC Accounting, and the franchise tax and income tax information, including accruals, estimates and payments provided by the AEPSC Tax Department.

Preparation of Monthly Summary and Journal Entries

Each month AEPSC Accounting prepares all journal entries from the information received and enters all journal entries into the general ledger system. Recurring journal entries are listed below.

Journal Entry	Journal Entry Description
2_PSO	Public Service Company of Oklahoma Monthly Activity
3_SEP	Southwestern Electric Power Company Monthly Activity
5_APCO	Appalachian Power Monthly Activity
7_CSP	Columbus Southern Power Monthly Activity
9_BDCO	Bad Debt Charge-Offs
10_EQUITY	Net Change in Equity
(system generated)	Short-Term Debt and Interest Expense/Payment
(system generated)	AEPSC Monthly Billing to Affiliates
15_REVREC	Accrue Revenue Recognition Adjustment
17_CLFEE	Credit Line Fees Expense
(system generated)	Record Tax Accrual
(system generated)	Record Tax Payment
(system generated)	Record Dividend Payment to AEP Utilities, Inc.
21_DIVACC	Record Dividend Accrual to AEP Utilities, Inc.
(system generated)	Record Federal Income Tax Expense
(system generated)	Record AEPSC Invoice Payment
(system generated)	Record Credit Line Fees Payment
29_CCVP	Accrue Carrying Cost Variance Payment
30_AGENCY	2% Bad Debt Charge-Offs
34_IMP	Indiana-Michigan Power Monthly Activity
35_KPC	Kentucky Power Monthly Activity
36_OPCO	Ohio Power Monthly Activity
37_KGP	Kingsport Power Monthly Activity
40_FACFEE	Facility Fees Payment
44_PREPAID	Record the Amortization of Prepayments
46_ARSALE	Record Sale of A/R to Outside Conduits

Other non-recurring journal entries are prepared as necessary.

After journal entries have been entered into the general ledger system, a trial balance is generated and reviewed by AEPSC Accounting and AEPSC Short-Term Funding. Discrepancies, if any, are generally resolved during the review and adjusting or correcting journal entries are prepared and entered by AEPSC Accounting.

QUARTERLY REPORTING

AEPSC Regulatory Reporting prepares all internal and external financial reports for AEP Credit based on final trial balance information received from AEPSC Accounting. Pursuant to the 1935 Act, Rule 24, a filing is made with the SEC on behalf of AEP Credit within 45 days after the close of the calendar quarter.

ANNUAL REPORTING

Each year the financial records of AEP Credit are reviewed by an independent accounting firm. An annual report for AEP Credit is then issued and distributed to certain Sellers, the SEC and certain financial institutions.